April 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:	Aerpio Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed April 8, 2021
File No. 333-255129

Dear Ms. Schwartz

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aerpio Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 15, 2021, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (617) 570-1483.

Sincerely,

Aerpio Pharmaceuticals, Inc.

/s/ Joseph Gardner
Joseph Gardner
President and Founder

cc:	Gina Marek, Vice President Finance, Aerpio Pharmaceuticals, Inc.
Danielle Lauzon, Esq., Goodwin Procter LLP
James Xu, Esq., Goodwin Procter LLP